Pernod Ricard

RECEIVED
2004 DEC 20 P 4:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046967

82-3361

SUPPL

December 10, 2004

AP/FL/N°392.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D. C. 20549
USA

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

dlw 12/30

Antoine PERNOD

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

PRESS RELEASE

Paris, France **10 December 2004**

Pernod Ricard Financial Calendar 2005

Please find below Pernod Ricard's key financial calendar dates.

12 months sales figures	Thursday 3 February	Morning
12 months financial results	Thursday 17 March	Morning
15 months sales figures	Monday 9 May	Morning
18 months sales figures	Thursday 28 July	Morning
18 months financial results	Thursday 22 September	Morning
Shareholders Meeting	Thursday 10 November	Morning

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com